UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 1)*

Therapeutic Solutions International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

883378101
(CUSIP Number)

P.O. Box 2145, Rancho Santa Fe, California 92067, Telephone: 858-342-9802, Attn: James Boyd
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  883378101

NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
1	James P. Boyd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) .
(b) X .

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

SOLE VOTING POWER
7	9,535,000

SHARED VOTING POWER
8	0

SOLE DISPOSITIVE POWER
9	9,535,000

SHARED DISPOSITIVE POWER
10	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,535,000

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12	.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	11.7
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14	IN

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (“Statement”) filed on behalf of the Reporting Person with the Securities and Exchange Commission on September 4, 2012.  This Amendment relates to the common stock, par value $0.001 per share (the “Common Stock”), of Therapeutic Solutions International, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 4093 Oceanside Boulevard, Suite B, Oceanside, California 92056.

Unless set forth below, all previous Items set forth in the Statement are unchanged. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is amended and restated in its entirety as follows:

(a) This Amendment is filed on behalf of James P. Boyd, a natural person (the “Reporting Person”).

(b) The Reporting Person’s business address is P.O. Box 2145, Rancho Santa Fe, California 92067.

(c)  The Reporting Person’s principal occupation is as an officer and director of Boyd Research, Inc. (“Boyd Research”), a company in the business of developing therapeutic devices for the treatment and prevention of certain disorders, with its principal business address at 7060 Via del Charro, Rancho Santa Fe, California 92067-2145.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is supplemented by adding the following:

The transaction reported in this Amendment is the disposal of 223,991,933 shares of Common Stock of the Issuer to the Issuer on January 17, 2013, in consideration of the Issuer’s timely payment to the Reporting Person of certain royalties and other payments, all totaling $392,153.84.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is amended and restated in its entirety as follows:

As previously disclosed, on August 24, 2012, the Reporting Person entered into a Master Dispute Resolution Agreement (the “MDRA”) with the Issuer, Boyd Research, Inc. (“Boyd Research”), TMD Courses, Inc. (“TMD”), Timothy G. Dixon and Gerry B. Berg, to settle certain claims amongst the parties thereto.  Pursuant to the MDRA, the Reporting Person agreed to surrender 223,991,933 shares of Common Stock to the Issuer upon the Issuer’s timely payment of estimated minimum royalties and other payments, all totaling at least $351,000.  The Reporting Person placed the 223,991,933 shares of Common Stock into escrow pursuant to the terms of an Escrow Agreement, dated August 24, 2012, between the Reporting Person, the Issuer and Chicago Title Company, as escrow agent (the “Escrow Agreement”).  The 223,991,933 escrowed shares were also subject to a Voting Agreement, dated as of August 24, 2012, by and between the Issuer and the Reporting Person (the “Voting Agreement”), and a related irrevocable proxy, which provided that the Reporting Person would vote the 223,991,933 escrowed shares in favor of any Issuer-proposed increase of the Issuer’s authorized shares and abstain on all other stockholder-vote matters for the duration of the escrow.  Pursuant to the MDRA, the Reporting Person, Boyd Research and TMD have also agreed (i) to a 10-year standstill prohibiting them from further acquisitions of the Issuer’s stock and from taking certain actions to acquire the Issuer or seek to control or influence the Issuer, and (ii) not to, except in conjunction with other unaffiliated stockholders holding at least 1,000,000 shares of Common Stock, exercise any stockholder rights other than the right to vote and sell their shares of Common Stock.

On January 17, 2013, the 223,991,933 shares of Common Stock held in escrow were released to the Issuer upon the Issuer’s timely payment into escrow of the final installment payment for the benefit of the Reporting Person as provided in the MDRA and the Escrow Agreement.  Upon the release of the 223,991,933 shares of Common Stock, the Voting Agreement was of no further force or effect.

The foregoing descriptions of the MDRA, the Escrow Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1, 2 and 3 to the Statement and are incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change his purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety as follows:

(a)  As of the date of this Amendment, the Reporting Person may be deemed to beneficially own an aggregate of 9,535,000 shares of Common Stock, which constitutes 11.7% of the shares of Common Stock outstanding.  These figures include the right to acquire (within the next 60 days) 1,035,000 shares of Common Stock which underlie an employee stock option granted by the Issuer to the Reporting Person.  The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that the 223,991,933 shares of Common Stock released to the Issuer pursuant to the Escrow Agreement were immediately cancelled by the Issuer and that 81,466,400 shares of Common Stock of the Issuer were outstanding as of the date of this Amendment, as set forth in the Issuer’s Current Report on Form 8-K filed on January 22, 2013.

(b)  The Reporting Person has sole voting power and sole dispositive power with respect to 9,535,000 shares of Common Stock.

(c)  Other than as set forth in Items 3 and 4 of this Amendment, which are hereby incorporated by reference in this Item 5(c), the Reporting Person has not effected any transaction relating to the Issuer’s Common Stock during the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of Issuer beneficially owned by the Reporting Person.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/22/2013

Date

 /s/ James P. Boyd

James P. Boyd